Contact

www.linkedin.com/in/alexander-
ortiz-660553 (LinkedIn)

Top Skills

Hedge Funds

Investment Banking

Investments

Alexander Ortiz

Co-Founder and Chief Investment Officer at Afina International

Gladwyne, Pennsylvania, United States

Summary

Experienced Chief Investment Officer with a demonstrated history of working in the investment management industry. Strong entrepreneurship professional skilled in Asset Management, Securities, Mutual Funds, Trading, and Corporate Finance.

Experience

Wellness Growth Ventures

LP/Advisor

January 2025 - Present (8 months)

We strategically invest in innovative, high-growth wellness brands that elevate standards in health and well-being.

Yaupon Brothers American Tea

Member Board of Directors/Investor

January 2025 - Present (8 months)

Florida, United States

Yaupon Brothers, America's Original Tea. Yaupon is a little tree with a big secret - the magical leaf that Yaupon Brothers Teas are crafted from is North America's only native caffeinated plant, and its been revered for its delicious taste, uplifting health properties, and incredible history for over 8,000 years. Yaupon has spent the last few centuries waiting for a comeback, and we're proud to say that the future of this natural superfood has never looked brighter. So cheers, y'all! To the joyful days ahead for Yaupon drinkers everywhere!

Soom Foods

LP/Advisor

October 2024 - Present (11 months)

ProCol Health

Member Board of Directors

January 2024 - Present (1 year 8 months)

At Procol Health, we transform fish processing byproducts into advanced collagen solutions, combining nature's resources with biotechnology.

Committed to sustainability and practical innovation, we strive to harness the full potential of collagen to elevate human and animal health.

Afina International
Co-Founder and Chief Investment Officer
March 2011 - Present (14 years 6 months)
Philadelphia

Afina is a boutique financial services firm with a specialty in Latin America. We provide global asset management, investment, and advisory services to a Latin American-based client network. In conjunction with trusted partners, Afina serves institutions and private investors worldwide. We are dedicated to the values of long-term relationships, privacy, and trust.

Forbes Family Trust
Partner-Latin America
June 2015 - January 2017 (1 year 8 months)
Greater New York City Area

Building on the entrepreneurial spirit that has driven the Forbes family since the founding of its eponymous magazine in 1917, Forbes Family Trust developed a multifamily office and investment firm dedicated to the values of relationship building, responsiveness, and expertise.

Our mission is helping wealthy individuals and families manage their wealth and lifestyle through long-term relationships based on unparalleled service, responsiveness, and intellectual rigor.

Self Employed
Independent Financial Investor
May 2010 - August 2011 (1 year 4 months)

Day Trader

CHAPIN HILL ADVISORS, INC
PORTFOLIO MANAGER
November 2008 - April 2010 (1 year 6 months)

A financial advisory firm with $65 million AUM that creates and implements asset allocations and portfolio reviews, as well as financial planning services. Retain long-term quality clients and research ideas for trades, as well as the best methods for implementation. Execute all trades and implement changes in new client portfolios. Update team members on current portfolio positions, strategies and outlook. Recommend solutions for improving the investment process that aid in the development of the firm's overall investment strategy and philosophy.

Selected Achievements

Improved client satisfaction and communication effectiveness by keeping an open mind to better understand money management.

Maintained close relationships with clients by providing thorough reviews of our investment process.

Effectively transitioned new clients into our core and satellite strategies.

Evaluated wholesalers new products, funds, partnerships, fees and performance that best suited our investment philosophy.

Generated a 20% gain during the recent economic downturn by researching and identifying gold as a viable option.

Protected clients' assets during the deepest part of the recession by being aware of and capitalizing on market trends by utilizing various ETF's (Exchange-Traded Funds).

Successfully researched trading techniques to assist in the transition from a trader to a successful investor in order to achieve premium returns as well as protect our clients' principal.

Consistently produced results by accurately identifying macro themes and investment opportunities.

SELF EMPLOYED
DAY TRADER
August 2007 - October 2008 (1 year 3 months)

HCP Global
Managing Director
April 2005 - August 2007 (2 years 5 months)

Oppenheimer & Co
11 years 10 months

SR. PROPRIETARY TRADER
December 1997 - March 2005 (7 years 4 months)

A leading investment bank and full-service investment firm dedicated to providing financial advice and a full spectrum of both traditional and non-traditional products and solutions.

Managed markets in 90 securities ranging from NASDAQ 100 to micro-cap. Sector concentrations included semi-conductor, bio-technology, software, internet and telecommunication. Consistently managed between $5 million and

$15 million in proprietary trading positions. Supervised and trained both junior and assistant traders.

Selected Achievements

$20 million generated for the company during the eight-year tenure with the company.

Maintained profitability every year with the company, with a minimum profitability of $1.7 million and a maximum of $2.9 million.

Regularly exceeded objectives on an annual basis by delivering $2 million to $3 million annually over the course of eight years.

$350,000 profit generated as a result of reaching out to and building relationships with the leaders of an invested company.

Comfortably utilized between $2 million and $7 million for trades on a daily basis, completing long term trades with long-term positions, as well as very short term trades where there was no position at days end.

Responsible for the single biggest position, worth approximately $4.5 million, successfully making $1.5 million for the company.

$3.2 million in profit generated for the company during the 2000 fiscal year.

MANAGING DIRECTOR, TRADING

June 1993 - March 2005 (11 years 10 months)

A hedge fund dedicated to investing and trading in both equities and private deals.

Managed proprietary funds by analyzing technical and financial data concerning particular stocks, sectors and the overall market. Served as the company liaison with The Info-Pro, an independent research network, to evaluate investment ideas in the networking, storage, server and information security areas. Performed trend analysis, tracked changes in market dynamics and understood the competitive landscape within specific sectors.

Selected Achievements

Led evaluation and monitoring efforts to create added value for a newly established hedge fund.

Researched, recommended and executed purchases and sales of publicly traded technology companies.

Collaborated with our team to identify and select the best investment opportunities.

ASSISTANT TRADER

June 1993 - November 1997 (4 years 6 months)

Researched numerous ideas and markets and provided support to senior traders. Executed trades on behalf of the traders.

Selected Achievements

Immediately produced to the tune of $3 million annually after taking a senior trader position.

Regularly overcome obstacles to success by utilizing a high level of mental and physical toughness.

Oppenheimer & Co.
12 years 1 month

SR. PROPRIETARY TRADER
January 1997 - January 2005 (8 years 1 month)

A leading investment bank and full-service investment firm dedicated to providing financial advice and a full spectrum of both traditional and non-traditional products and solutions.

Managed markets in 90 securities ranging from NASDAQ 100 to micro-cap. Sector concentrations included semi-conductor, bio-technology, software, internet and telecommunication. Consistently managed between $5 million and $15 million in proprietary trading positions. Supervised and trained both junior and assistant traders.

Selected Achievements

$20 million generated for the company during the eight-year tenure with the company.

Maintained profitability every year with the company, with a minimum profitability of $1.7 million and a maximum of $3.2 million..

35% profit generated as a result of reaching out to and building relationships with the leaders of an invested company.

Responsible for the single biggest position, worth approximately $4.5 million, successfully making $1.5 million for the company.

$3.2 million in profit generated for the company during the 2000 fiscal year.

ASSISTANT TRADER
January 1993 - January 1997 (4 years 1 month)

Researched numerous ideas and markets and provided support to senior traders. Executed trades on behalf of the traders.

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Education

Virginia Tech
Bachelor of Science - BS, Industrial Engineering · (1989 - 1993)